Exhibit 99.2
VYVGART® HYTRULO NOW INDICATED FOR CIDP FDA APPROVAL CALL | JUNE 21, 2024

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all ofthe information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’sinternal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “expected,” and include statements argenx makes regarding its expected net revenue per patient and annual net revenues stemming from the FDA approval of VYVGART Hytrulo for CIDP; the average annual out-of-pocket cost to patients; its expansion efforts, through geographic expansion and into new autoimmune indications; and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’sU.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’smost recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

Approval Overview T I M VAN H AU WE R ME I R E N

1958* 1979* 1985* Corticosteroids PLEX IG 2024 • Non-plasma derived biologic therapy for CIDP • Targets FcRn, reducing IgG antibodies, including pathogenic autoantibodies First and only targeted IgG Fc-antibody fragment† VYVGART Hytrulo is a coformulation of efgartigimod alfa and hyaluronidase. By depolymerizing hvaluronan, hyaluronidase increases permeability of the subcutaneous tissue. *Indicates the date of the f irst published description of positiv e clinical ef f icacy in CIDP. †Human IgG-deriv ed. VYVGART Hytrulo Now FDA-Approved for CIDP 4

Highlights of U.S. Prescribing Information INDICATION STATEMENT VYVGART Hytrulo is a neonatal Fc receptor blocker indicated for the treatment of adult patients with chronic inflammatory demyelinating polyneuropathy (CIDP) DOSING AND ADMINISTRATION • Evaluate need to administer age -appropriate vaccines according to immunization guidelines before initiation of new treatment cycle • Recommended dosage is 1,008 mg / 11,200 units (1,008 mg efgartigimod alfa and 11,200 units hyaluronidase) administered subcutaneously over approximately 30 to 90 seconds as once weekly injections WARNINGS AND PRECAUTIONS • Delay administration to patients with active infection. Monitor for signs and symptoms of infection. If serious infection occurs, administer appropriate treatment and consider withholding VYVGART Hytrulo until infection has resolved • Angiodema, dyspnea, urticaria, and rash have occurred. If a hypersensitivity reaction occurs, discontinue the infusion and institute appropriate therapy 5

≤20% achieve remission on current SOC 3 CIDP Patients Need New Options Significant pain, numbness in hands and feet Feelings of isolation and depression report difficulty standing 1 dissatisfied with symptom burden 2 have residual neurological symptoms 4 >50% 80% 88% 6 J A M I L A H 1. Wonink HA et al. 2023 2. Mendoza M, et al. 2023 3. Gorson KC, et al. 2010 4. Bunschoten C et al. 2019

Clinical Data Review L U C T R U YE N

Innovative ADHERE Study Design

Identify patients with active CIDP

Screening

≤4 WEEKS
Clinical Confirmation Committee

Run-in period

≤12 WEEKS
Patients need to demonstrate disease worsening off-treatment based on INCAT, I-RODS, grip strength

Confirm IgG involvement | **Assess efficacy & safety**

Treatment Period

Open-label

Stage A (N=322)

VYVGART HYTRULO WEEKLY

≤12 WEEKS

Primary analysis: % documented improvement in functional ability and/or strength

RESPONDERS ONLY ADVANCE TO STAGE B

Randomized, placebo-controlled

Stage B (N=221)

VYVGART HYTRULO OR PLACEBO WEEKLY

≤48 WEEKS

Primary endpoint: relative risk of relapse based on time to first INCAT deterioration

99%

eligible patients rolled over to **Open Label Extension** study

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Key Data from ADHERE Trial 9 2/3 Improved / progressed to Stage B HR: 0.39 P = < 0.0001 61% reduced risk of relapse 9 Consistent response across subgroups STAGE A STAGE B 40% Demonstrated improvement by Week 4 Probability(%) of No Clinical Worsening Time to Improvement

Patients Experienced Deep and Clinically Meaningful Improvements in Functional Ability *The INCAT disability score1 is a 10-point scale that assesses activ ity limitations of arms and legs; both are scored separately f rom 0–5, with 0 representing no f unctional impairment and 5 representing inability to make any purposef ul mov ement. **ADHERE clinical trial data 0 10 20 30 40 50 60 70 80 90 100 ≥1 ≥2 ≥3 ≥4 Functional Ability (aINCAT) Cumulativ e Frequency of Stage B Best Improv ement f rom Stage A Baseline (n=110) 80.9% 42.7% 28.2% 11.8% Ef gartigimod PH20 SC Percent of Participants Change in aINCAT Score INCAT Disability Scale: Arm Disability* Best score Worst score 0 1 2 3 4 5 0= No upper limb problems; 1= Symptoms in one/both arms without impacting the ability to perform certain functions 2= Symptoms in one/both arms affecting but not preventing the ability to perform functions; 3= Symptoms in one/both arms preventing the performance of 1-2 functions; 4= Symptoms in one/both arms preventing the performance of ≥3 functions; 5= Inability to use either arm for any purposeful movement Best score Worst score 0 1 2 3 4 5 0= Walking not affected; 1= Walking affected, but walks independently outdoors; 2= Usually uses unilateral support to walk outdoors; 3= Usually uses bilateral support to walk outdoors; 4= Usually uses wheelchair to travel outdoors, but able to stand and walk a few steps with help; 5 = Restricted to wheelchair, unable to stand and walk a few steps with help ~30% patients able to improve 3-4 points on INCAT** INCAT Disability Scale: Leg Disability* 10

ADHERE Trial Safety: Summary of Adverse Events

n (%)	Open-Label Stage A Efgartigimod PH20 SC (N=322; PYFU=46.9)	Double-Blinded Stage B Efgartigimod PH20 SC (N=111; PYFU=56.7)	Double-Blinded Stage B Placebo (N=110; PYFU=42.1)
PARTICIPANT WITH EVENT			
Any TEAE	204 (63.4)	71 (64.0)	62 (56.4)
Any SAE	21 (6.5)	6 (5.4)	6 (5.5)
Injection site reactions	62 (19.3)	16 (14.4)	7 (6.4)
Discontinued due to AEs[a]	22 (6.8)	3 (2.7)	1 (0.9)
Deaths[b]	2 (0.6)	0 (0)	1 (0.9)
MOST COMMON TEAES (≥5% OF PARTICIPANTS IN ANY GROUP)			
Injection site erythema	33 (10.2)	6 (5.4)	0 (0)
CIDP	17 (5.3)	1 (0.9)	1 (0.9)
Headache	16 (5.0)	4 (3.6)	2 (1.8)
Upper respiratory tract infection	11 (3.4)	2 (1.8)	11 (10.0)
COVID-19	6 (1.9)	19 (17.1)	14 (12.7)
Injection site bruising	4 (1.2)	6 (5.4)	1 (0.9)

AE, adverse event; CIDP, chronic inflammatory demyelinating polyneuropathy; COVID-19, coronavirus disease 2019; PH20, recombinant human hyaluronidase PH20; PYFU, participants years of follow-up; SAE, serious adverse event; SC, subcutaneous; TEAE, treatment-emergent adverse event. [a]TEAEs grouped under Preferred Terms leading to efgartigimod PH20 SC discontinuation were Cardiac arrest (n=1), Injection site rash (n=1), COVID-19 (n=1), COVID-19 pneumonia (n=1), Muscular weakness (n=1), CIDP (n=15), Quadriparesis (n=1), and Pruritus (n=1) in stage A; COVID-19 pneumonia (n=1), Prostate cancer (n=1), and Transitional cell carcinoma (n=1) in stage B efgartigimod PH20 SC; and Pneumonia (n=1) in stage B placebo SC. [b]Two deaths (cardiac arrest and deterioration of CIDP) in stage A were considered not related to efgartigimod PH20 SC by the investigator; one death (pneumonia) in the placebo arm of stage B was considered treatment related by the investigator.

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Commercial Strategy K AR E N MAS S E Y

Raising Expectations for CIDP Patients “Every day is your new normal. I had to learn how to continue life - every single day - even though things are going to be different for me.” “ SCOTT- CIDP PATIENT “ 13

Empower Patients to Demand more from their Treatment Provide Best in Class Patient Support Deliver Broad Access Drive Rapid Healthcare Provider Adoption Maximizing Impact of VYVGART Hytrulo 14

12,000 Adult CIDP Patients in U.S. Not Well-Managed with Current Treatment Options

Diagnosed CIDP Patients	~41K
Treated CIDP Patients Includes all patients treated on IVIG/SCIG, PLEX, steroids, biologics, other	~24K
Patients Not Well-Managed on Current Therapy*	~12K

*This is defined as patients who either are not responding well to current treatment or experiencing negative side effects
Source: argenx market research, IQVIA LAAD data

argenx

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Activating an Empowered Patient Community 16

Driving Rapid Adoption with Neurologists Neurology Landscape Reaching the Right Physicians Leveraging the Strength of ADHERE data Providing Reimbursement Support • Expansion of deeply experienced sales force • Strong relationships with existing VYVGART prescribers • First innovation in 30 years • Compelling combined safety, efficacy, convenience • Support navigating the reimbursement process 10K Target Neurologists 72% CIDP/MG Prescriber Overlap Source: Komodo claims data; argenx market research 17

Securing Broad Access 18 Established price per vial Real World Utilization Data based on ADHERE+ Payor Mix - % of patients covered by VBA Expected annual net revenue per patient of ~$450,000* Average annual out-of-pocket cost to the patient similar to MG Ability to leverage existing established relationships with payors CIDP VBA designed to cap the exposure of payors based on number of vials per year Designed to enable access for eligible patients and provide predictability to payors Establishing Value Based Agreements Net Revenue Per Patient *Revenue per patient to vary based on individualized dosing and specific insurance coverage, and mandatory government discounts and rebates

Filing submitted (VYVDURA) April 2024 Multidimensional Expansion in CIDP Zai Lab announced acceptance of sBLA in China May 2024 Submission filed with EMA June 2024 VYVGART® Hytrulo Approved June 21, 2024 Pre-filled syringe (PFS) filed June 2024 Expected Decisions on Approval 2025 19

Looking Ahead T I M VAN H AU WE R ME I R E N

Where Innovation Meets Critical Unmet Need Patient Science 21